UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2023
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2023 and 2022, and for the year ended January 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended January 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended January 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
June 27, 2023

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2023	2022
Assets
Investments, at fair value	$35,611,558,392	$37,364,460,426
Notes receivable from participants	1,125,958,080	1,076,193,952
Accrued investment income	10,060,562	4,167,425
Total assets	36,747,577,034	38,444,821,803

Liabilities
Due to broker	18,600,399	20,709,816
Accrued expenses	5,234,743	4,156,894
Total liabilities	23,835,142	24,866,710

Net assets available for benefits	$36,723,741,892	$38,419,955,093
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2023
Additions
Investment income (loss):
Net depreciation in fair value of investments	$(2,176,470,778)
Interest and dividends	167,602,433
Net investment loss	(2,008,868,345)

Interest income on notes receivable from participants	50,651,434

Contributions:
Company	1,485,071,421
Participant	2,095,388,349
Rollovers	116,104,460
Total contributions	3,696,564,230

Other, net	2,431,590

Net additions	1,740,778,909

Deductions
Benefits paid to participants	3,402,387,286
Administrative expenses	26,840,253
Fees on notes receivable from participants	7,764,571
Total deductions	3,436,992,110

Net decrease	(1,696,213,201)

Net assets available for benefits:
Beginning of year	38,419,955,093

End of year	$36,723,741,892

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2023
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can begin contributing to the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible employees may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee may begin receiving matching contributions on the first day of the month after completing at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year). The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2023. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, after-tax contributions and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2023, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Trustee as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when incurred. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2023 and 2022, there were benefits in the amount of $29,706,635 and $32,268,390, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net depreciation of fair value of investments and direct expenses are included in administrative expenses.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2023 and 2022. During the year ended January 31, 2023, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks and exchange traded funds - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2023
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,297,354,804	$—	$3,297,354,804
Common stocks	882,955,570	—	882,955,570
Cash equivalent	20,606,546	—	20,606,546
Mutual fund	801,171,589	—	801,171,589
Government securities	—	670,439,047	670,439,047
Corporate bonds	—	308,219,608	308,219,608
Asset-backed securities	—	147,761,898	147,761,898
Mortgage-backed securities	—	41,999,995	41,999,995
Total assets in the fair value hierarchy	$5,002,088,509	$1,168,420,548	$6,170,509,057
Investments measured at NAV*			29,441,049,335
Total investments at fair value			$35,611,558,392

	Fair Value Measurements as of January 31, 2022
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,498,671,570	$—	$3,498,671,570
Common stocks	916,317,732	—	916,317,732
Cash equivalent	15,665,684	—	15,665,684
Mutual fund	661,780,466	—	661,780,466
Government securities	—	771,950,355	771,950,355
Corporate bonds	—	309,035,090	309,035,090
Asset-backed securities	—	148,742,908	148,742,908
Mortgage-backed securities	—	61,518,956	61,518,956
Total assets in the fair value hierarchy	$5,092,435,452	$1,291,247,309	$6,383,682,761
Investments measured at NAV*			30,980,777,665
Total investments at fair value			$37,364,460,426
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2023 and 2022.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2023	2022
Collective investment trusts/collective trust funds	$29,441,049,335	$30,980,777,665	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Bank of America, N.A., Merrill Lynch & Company and Northern Trust Company who provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company.  While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.

Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2023	2022
Net assets available for benefits per the financial statements	$36,723,741,892	$38,419,955,093
Less: Benefits payable per the Form 5500	(29,706,635)	(32,268,390)
Net assets available for benefits per the Form 5500	$36,694,035,257	$38,387,686,703
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2023:

Net decrease in net assets available for benefits per the financial statements	$(1,696,213,201)
Less: Benefits payable per the Form 5500 at January 31, 2023	(29,706,635)
Add: Benefits payable per the Form 5500 at January 31, 2022	32,268,390
Net loss per the Form 5500	$(1,693,651,446)
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,297,354,804

	Other Common Stocks
	1 800 Flowers Inc.	Common Stock	**	794,838
	Abcam PLC	Common Stock	**	4,122,358
	Acadia Healthcare Company Inc.	Common Stock	**	2,993,128
	Acadia Pharmaceuticals Inc.	Common Stock	**	668,029
	ADTRAN Holdings Inc.	Common Stock	**	1,901,417
	Advanced Drainage Systems Inc.	Common Stock	**	3,203,687
	Advanced Energy Industries, Inc.	Common Stock	**	4,722,785
	Air Transport Services Group Inc.	Common Stock	**	3,655,331
	Alamo Group Inc.	Common Stock	**	5,330,933
	Alarm.com Holdings, Inc.	Common Stock	**	3,515,838
	Albireo Pharma Inc.	Common Stock	**	3,715,935
	Alkermes PLC	Common Stock	**	1,911,376
	Ameris Bankcorp	Common Stock	**	3,569,352
	Amicus Therapeutics Inc.	Common Stock	**	817,517
	Antero Resources Corp.	Common Stock	**	1,659,886
	Appfolio Inc.	Common Stock	**	3,342,267
	Apple Hospitality Reit, Inc.	Common Stock	**	2,479,665
	Arlo Technologies Inc.	Common Stock	**	1,946,456
	Artisan Partners Asset Management Inc.	Common Stock	**	3,341,231
	ASGN Incorporated	Common Stock	**	6,714,839
	Atrion Corp.	Common Stock	**	5,742,392
	Avantor Inc.	Common Stock	**	4,928,778
	Avnet Inc.	Common Stock	**	2,779,594
	Axos Financial Inc.	Common Stock	**	1,145,015
	Azenta Inc.	Common Stock	**	2,783,764
	Bally's Corporation	Common Stock	**	3,410,387
	Banner Corp.	Common Stock	**	4,182,248
	Beacon Roofing Supply Inc.	Common Stock	**	4,541,868
	Bio-Techne Corp.	Common Stock	**	4,944,656
	Black Hills Corp.	Common Stock	**	4,064,716
	Blackline Inc.	Common Stock	**	4,965,257
	Bright Horizons Family Solutions Inc.	Common Stock	**	3,269,369
	Brunswick Corp.	Common Stock	**	1,552,684
	Cable One Inc.	Common Stock	**	4,015,750
	Cabot Corp.	Common Stock	**	1,943,966
	Cadence Bank	Common Stock	**	3,762,690
	Cambium Networks Corporation	Common Stock	**	3,066,933
	Capri Holdings Ltd.	Common Stock	**	4,774,314
	CarMax Inc.	Common Stock	**	5,190,263

Cathay General Bancorp	Common Stock	**	3,399,031
CBOE Global Markets Inc.	Common Stock	**	5,173,862
Centerspace	Common Stock	**	2,210,498
Century Casinos Inc.	Common Stock	**	2,197,803
Ceva Inc.	Common Stock	**	2,047,180
ChampionX Corporation	Common Stock	**	2,948,455
Chemours Co.	Common Stock	**	6,065,849
Chewy Inc.	Common Stock	**	3,971,859
CNX Resources Corporation	Common Stock	**	3,841,794
Coda Octopus Group Inc.	Common Stock	**	889,150
Coherent Corp.	Common Stock	**	4,933,061
Commercial Metals Company	Common Stock	**	3,010,900
Computer Programs & Systems Inc.	Common Stock	**	1,249,708
Comstock Resources Inc.	Common Stock	**	895,516
ConnectOne Bancorp Inc.	Common Stock	**	3,073,604
Consensus Cloud Solutions Inc.	Common Stock	**	1,563,164
Core & Main Inc.	Common Stock	**	4,420,180
Coty Inc.	Common Stock	**	1,688,668
CryoPort Inc.	Common Stock	**	1,501,415
CSW Industrials Inc.	Common Stock	**	3,339,146
Dana Inc.	Common Stock	**	2,311,689
Deluxe Corp.	Common Stock	**	2,247,196
Denny's Corp.	Common Stock	**	464,861
Descartes Systems Group Inc.	Common Stock	**	3,820,406
Digital Turbine Inc.	Common Stock	**	3,514,549
Dine Brands Global Inc.	Common Stock	**	3,542,576
Donnelley Financial Solutions Inc.	Common Stock	**	6,299,836
Douglas Dynamics Inc.	Common Stock	**	9,027,392
Eagle Materials Inc.	Common Stock	**	2,461,740
Eastern Bankshares Inc.	Common Stock	**	1,699,532
Ecovyst Inc.	Common Stock	**	3,561,439
Element Solution Inc.	Common Stock	**	11,036,058
EMCOR Group Inc.	Common Stock	**	3,771,628
Endava PLC	Common Stock	**	6,041,678
Enovis Corporation	Common Stock	**	2,653,154
Envestnet Inc.	Common Stock	**	2,303,470
EPR Properties	Common Stock	**	1,835,221
Establishment Labs Holdings Inc.	Common Stock	**	1,184,508
Everi Holdings Inc.	Common Stock	**	4,733,238
Evertec Inc.	Common Stock	**	4,001,821
Excelerate Energy Inc.	Common Stock	**	2,270,399
Exelixis Inc.	Common Stock	**	1,940,332
ExlService Holdings Inc.	Common Stock	**	4,110,607
Exponent Inc.	Common Stock	**	6,625,622
Fabrinet	Common Stock	**	7,100,819
Federal Agricultural Mortgage Corp.	Common Stock	**	6,009,180
Federal Signal Corp.	Common Stock	**	4,227,251
First American Financial Corp.	Common Stock	**	5,295,453
First Interstate BancSystem, Inc.	Common Stock	**	3,466,331
First Merchants Corp.	Common Stock	**	3,825,064
Floor & Decor Holdings Inc.	Common Stock	**	5,998,626
Franklin Covey Co.	Common Stock	**	3,978,939
Franklin Electric Co., Inc.	Common Stock	**	6,269,529
GATX Corp.	Common Stock	**	8,830,962

Global Medical REIT Inc.	Common Stock	**	2,873,240
Goosehead Insurance Inc.	Common Stock	**	4,400,545
Gray Television, Inc.	Common Stock	**	1,322,698
Group 1 Automotive Inc.	Common Stock	**	3,155,998
Guidewire Software Inc.	Common Stock	**	5,554,741
Hamilton Lane Inc.	Common Stock	**	7,976,446
Harmonic Inc.	Common Stock	**	1,949,700
HealthEquity Inc.	Common Stock	**	5,246,426
Heartland Financial USA Inc.	Common Stock	**	3,753,091
Heico Corp.	Common Stock	**	8,971,131
Hillenbrand Inc.	Common Stock	**	3,920,636
Hostess Brands Inc.	Common Stock	**	1,950,275
Ichor Holdings Limited	Common Stock	**	3,819,738
Inotiv Inc.	Common Stock	**	547,136
Insight Enterprises Inc.	Common Stock	**	9,968,393
Insmed Inc.	Common Stock	**	382,201
Installed Building Products Inc.	Common Stock	**	6,076,968
International Game Technology PLC	Common Stock	**	6,358,501
Iovance Biotherapeutics Inc.	Common Stock	**	1,531,791
Ituran Location & Control	Common Stock	**	2,655,994
James River Group Holdings	Common Stock	**	2,778,343
John Bean Technologies Corp.	Common Stock	**	6,250,847
Kadant Inc.	Common Stock	**	3,683,550
Kennedy-Wilson Holdings Inc.	Common Stock	**	3,003,965
Kforce Inc.	Common Stock	**	3,341,980
Kiniksa Pharmaceuticals, Ltd.	Common Stock	**	1,693,324
Kinsale Cap Group Inc.	Common Stock	**	4,848,476
Kirby Corp.	Common Stock	**	5,043,783
Korn Ferry	Common Stock	**	3,043,902
Ladder Capital Corp.	Common Stock	**	3,384,338
Landstar System Inc.	Common Stock	**	5,785,484
La-Z-Boy, Inc.	Common Stock	**	2,761,775
Lemaitre Vascular Inc.	Common Stock	**	7,823,906
Lexington Realty Trust	Common Stock	**	3,376,331
Ligand Pharmaceuticals Inc.	Common Stock	**	2,311,322
M/I Homes Inc.	Common Stock	**	1,716,679
Magnolia Oil & Gas Corp.	Common Stock	**	3,402,437
Manhattan Associates Inc.	Common Stock	**	4,857,214
Maravai LifeSciences Holdings Inc.	Common Stock	**	2,381,590
Marriott Vacations Worldwide Corp.	Common Stock	**	3,695,004
Masonite International Corp.	Common Stock	**	4,120,225
Mativ Holdings Inc.	Common Stock	**	1,318,195
Maximus Inc.	Common Stock	**	1,979,109
Medifast Inc.	Common Stock	**	2,585,640
Medpace Holdings Inc.	Common Stock	**	6,872,624
Meritage Homes Corp.	Common Stock	**	2,543,638
Mesa Labs Inc.	Common Stock	**	3,750,148
MFA Financial Inc.	Common Stock	**	2,244,238
Minerals Technologies Inc.	Common Stock	**	3,157,614

Mirum Pharmaceuticals Inc.	Common Stock	**	623,277
MKS Instruments Inc.	Common Stock	**	5,013,168
Moelis & Company	Common Stock	**	3,634,579
National Storage Affiliates	Common Stock	**	5,118,768
Northern Oil & Gas Inc.	Common Stock	**	3,177,696
Novanta Inc.	Common Stock	**	7,812,887
NuVasive Inc.	Common Stock	**	1,743,288
NVent Electric PLC	Common Stock	**	4,269,389
OceanFirst Financial Corp.	Common Stock	**	3,898,458
Ocuphire Pharma Inc.	Common Stock	**	1,423,786
Old National Bancorp	Common Stock	**	3,677,363
Ollies Bargain Outlet Holdings Inc.	Common Stock	**	2,517,372
Omniab Inc.	Common Stock	**	1,835,130
ONE Gas Inc.	Common Stock	**	3,084,135
OneMain Holdings Inc.	Common Stock	**	2,773,341
OPTIMIZERx Corp.	Common Stock	**	2,749,402
OptiNose Inc.	Common Stock	**	315,029
Option Care Health Inc.	Common Stock	**	3,082,334
Orthopediatrics Corp.	Common Stock	**	3,241,696
Otter Tail Corp.	Common Stock	**	3,018,129
Overstock Inc.	Common Stock	**	2,199,963
Ovintiv Inc.	Common Stock	**	1,892,647
Pacira BioSciences Inc.	Common Stock	**	2,806,509
Park City Group, Inc.	Common Stock	**	3,135,338
Parsons Corporation	Common Stock	**	2,799,163
Patterson-Uti Energy Inc.	Common Stock	**	3,333,540
PDC Energy Inc.	Common Stock	**	2,971,992
PennyMac Mortgage Investment Trust	Common Stock	**	1,783,716
Performance Food Group Company	Common Stock	**	5,920,139
Perimeter Solutions	Common Stock	**	2,125,534
PGT Innovations Inc.	Common Stock	**	1,503,745
Pinnacle Financial Partners Inc.	Common Stock	**	2,880,967
Piper Sandler Companies, Inc.	Common Stock	**	2,907,082
Preferred Bank	Common Stock	**	3,497,747
Prestige Consumer Healthcare Inc.	Common Stock	**	3,916,797
Primerica Inc.	Common Stock	**	1,958,954
Primo Water Corporation Canada	Common Stock	**	2,423,997
Procore Technologies Inc.	Common Stock	**	3,398,851
Progress Software Corp.	Common Stock	**	2,278,917
Progyny Inc.	Common Stock	**	666,306
PROS Holdings Inc.	Common Stock	**	3,121,625
Provention Bio, Inc.	Common Stock	**	317,328
Puma Biotechnology Inc.	Common Stock	**	366,270
Rackspace Technology Inc.	Common Stock	**	49,359
Radian Group Inc.	Common Stock	**	3,767,056
Radware Ltd.	Common Stock	**	3,378,713
Rambus Inc.	Common Stock	**	6,790,057
Repligen Corp.	Common Stock	**	5,541,397
Resideo Technologies Inc.	Common Stock	**	2,746,986

Revance Therapeutics Inc.	Common Stock	**	4,346,410
RH	Common Stock	**	2,949,865
Rhythm Pharmaceuticals Inc.	Common Stock	**	2,133,300
RPT Realty	Common Stock	**	2,211,699
Rush Enterprises Inc.	Common Stock	**	2,983,065
RXO LLC	Common Stock	**	662,396
Saia, Inc.	Common Stock	**	5,553,801
Schneider National Inc.	Common Stock	**	3,208,170
Scholar Rock Holding Corporation	Common Stock	**	284,483
Selective Insurance Group Inc.	Common Stock	**	4,566,650
Semler Scientific Inc.	Common Stock	**	1,853,614
Semtech Corp.	Common Stock	**	704,992
ShotSpotter, Inc.	Common Stock	**	995,939
Shutterstock Inc.	Common Stock	**	2,674,795
Silicon Motion Technology Corporation	Common Stock	**	709,459
Simpson Manufacturing Co, Inc.	Common Stock	**	2,384,376
SiteOne Landscape Supply Inc.	Common Stock	**	7,511,108
Sitime Corp.	Common Stock	**	868,604
Sitio Royalties Corp.	Common Stock	**	2,106,948
Sleep Number Corp.	Common Stock	**	783,761
Smith-Midland Corp.	Common Stock	**	461,927
Solarwinds Corp.	Common Stock	**	157,917
SouthState Corp.	Common Stock	**	3,148,180
Southwest Gas Holdings Inc.	Common Stock	**	4,549,567
Southwestern Energy Co.	Common Stock	**	1,557,799
SP Plus Corp.	Common Stock	**	2,633,968
Spire Inc.	Common Stock	**	8,326,244
Sprout Social Inc.	Common Stock	**	4,203,597
Stag Industrial Inc.	Common Stock	**	8,610,501
Stifel Financial Corp.	Common Stock	**	3,031,495
Stratasys Inc.	Common Stock	**	2,017,205
Stride Inc.	Common Stock	**	5,166,969
Summit Materials Inc.	Common Stock	**	1,677,634
Supernus Pharmaceuticals Inc.	Common Stock	**	4,129,133
Taskus Inc.	Common Stock	**	1,914,907
Techtarget Inc.	Common Stock	**	612,240
Tenet Healthcare Corp.	Common Stock	**	3,702,375
Topgolf Callaway Brands Corp.	Common Stock	**	3,359,122
Travere Therapeutics Inc.	Common Stock	**	868,112
Trex Company, Inc.	Common Stock	**	1,651,349
Trupanion, Inc.	Common Stock	**	5,116,385
TTM Technologies Inc.	Common Stock	**	2,487,942
Two Harvors Investment Corp.	Common Stock	**	1,646,354
Ultra Clean Holdings Inc.	Common Stock	**	3,276,837
United Bankshares Inc.	Common Stock	**	2,904,651
United Community Bank	Common Stock	**	2,715,138
United Therapeutics Corporation	Common Stock	**	2,348,003
Univar Solutions Inc.	Common Stock	**	6,480,688
Upland Software Inc.	Common Stock	**	1,877,989

	UroGen Pharma Ltd.	Common Stock	**	385,999
	Utah Medical Products Inc.	Common Stock	**	3,640,978
	Utz Brands Inc.	Common Stock	**	6,906,020
	Veeco Instruments Inc.	Common Stock	**	1,749,984
	Verint Systems Inc.	Common Stock	**	3,152,687
	Virtu Financial Inc.	Common Stock	**	3,379,540
	WalkMe Ltd.	Common Stock	**	1,245,177
	Watsco Inc.	Common Stock	**	4,942,764
	Watts Water Technologies Inc.	Common Stock	**	5,924,330
	Wayfair Inc.	Common Stock	**	2,565,200
	WD-40 Co.	Common Stock	**	4,505,052
	WESCO International Inc.	Common Stock	**	3,509,633
	Willdan Group Inc.	Common Stock	**	1,459,835
	WillScot Mobile Mini Holdings Corp.	Common Stock	**	6,528,774
	Wintrust Financial Corp.	Common Stock	**	2,636,074
	WNS Holdings Ltd.	Common Stock	**	14,020,188
	Wolverine World Wide Inc.	Common Stock	**	1,772,445
	Workiva Inc.	Common Stock	**	5,561,024
	Y-mAbs Therapeutics, Inc.	Common Stock	**	204,488
	Ziff Davis Inc.	Common Stock	**	2,522,441
	Zynex Inc.	Common Stock	**	200,561
	Total Other Common Stocks			882,955,570

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 1.06%	**	20,606,546

	Mutual Fund
	PIMCO	All Asset Class Institutional Fund	**	801,171,589

	Government Securities
	Abu Dhabi Crude Oil Pipeline LLC	$1,365,000 par, 4.60%, due November 2, 2047	**	1,297,280
	California State Municipal Bond	$1,705,000 par, 7.30%, due October 1, 2039	**	2,172,666
	Colombia Republic	$692,000 par, 3.00%, due January 30, 2030	**	538,810
	Export-Import Bank of Korea	$1,563,000 par, 4.25%, due September 15, 2027	**	1,545,854
	Export-Import Bank of Korea	$797,000 par, 4.00%, due September 15, 2024	**	786,209
	FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,255,431
	FHLMC, Freddie Mac	$1,161,998 par, 2.50%, due February 1, 2052	**	1,023,672
	FHLMC, Freddie Mac	$1,163,631 par, 2.00%, due October 1, 2051	**	980,752
	FHLMC, Freddie Mac	$1,166,000 par, 3.24%, due April 25, 2027	**	1,129,107
	FHLMC, Freddie Mac	$1,207,328 par, 2.00%, due April 1, 2051	**	1,019,472
	FHLMC, Freddie Mac	$1,230,497 par, 5.00%, due October 1, 2052	**	1,235,223
	FHLMC, Freddie Mac	$1,267,000 par, 3.19%, due July 25, 2027	**	1,223,580
	FHLMC, Freddie Mac	$1,285,085 par, 2.00%, due April 1, 2051	**	1,084,750
	FHLMC, Freddie Mac	$1,302,282 par, 2.00%, due September 1, 2050	**	1,100,546
	FHLMC, Freddie Mac	$1,308,738 par, 2.00%, due December 1, 2051	**	1,102,858
	FHLMC, Freddie Mac	$1,449,777 par, 3.50%, due March 1, 2048	**	1,381,316
	FHLMC, Freddie Mac	$1,619,165 par, 2.00%, due December 1, 2051	**	1,370,978

FHLMC, Freddie Mac	$1,626,465 par, 2.00%, due January 10, 2050	**	1,374,463
FHLMC, Freddie Mac	$1,674,999 par, 4.50%, due September 1, 2050	**	1,680,880
FHLMC, Freddie Mac	$1,718,940 par, 2.50%, due February 1, 2052	**	1,506,770
FHLMC, Freddie Mac	$1,741,419 par, 3.00%, July 1, 2050	**	1,606,454
FHLMC, Freddie Mac	$1,792,571 par, 2.00%, due August 1, 2051	**	1,511,167
FHLMC, Freddie Mac	$1,892,509 par, 2.00%, due August 1, 2035	**	1,724,560
FHLMC, Freddie Mac	$1,925,737 par, 5.28%, due October 25, 2041	**	1,910,181
FHLMC, Freddie Mac	$133,974 par, 2.00%, due November 1, 2051	**	112,899
FHLMC, Freddie Mac	$152,031 par, 2.00%, due November 1, 2051	**	128,165
FHLMC, Freddie Mac	$196,981 par, 2.50%, due August 1, 2050	**	175,337
FHLMC, Freddie Mac	$2,123,847 par, 3.50%, due January 25, 2051	**	2,035,179
FHLMC, Freddie Mac	$2,258,025 par, 2.50%, due May 1, 2051	**	1,983,340
FHLMC, Freddie Mac	$2,401,979 par, 2.50%, due February 1, 2052	**	2,113,587
FHLMC, Freddie Mac	$2,444,000 par, 3.90%, due April 25, 2028	**	2,433,628
FHLMC, Freddie Mac	$2,613,665 par, 2.50%, due August 1, 2051	**	2,303,107
FHLMC, Freddie Mac	$2,658,773 par, 3.00%, June 1, 2050	**	2,458,278
FHLMC, Freddie Mac	$2,722,521 par, 4.50%, due November 1, 2052	**	2,689,001
FHLMC, Freddie Mac	$2,847,140 par, 4.00%, due November 25, 2051	**	2,783,134
FHLMC, Freddie Mac	$2,849,573 par, 2.50%, due April 1, 2042	**	2,552,699
FHLMC, Freddie Mac	$2,980,669 par, 2.00%, due February 25, 2052	**	2,616,682
FHLMC, Freddie Mac	$205,866 par, 2.50%, due June 1, 2051	**	180,837
FHLMC, Freddie Mac	$235,470 par, 3.00%, due December 1, 2049	**	217,216
FHLMC, Freddie Mac	$3,419,563 par, 4.00%, due July 1, 2049	**	3,382,382
FHLMC, Freddie Mac	$3,703,916 par, 2.50%, due November 1, 2051	**	3,303,775
FHLMC, Freddie Mac	$3,798,167 par, 2.00%, due May 1 ,2051	**	3,203,977
FHLMC, Freddie Mac	$318,196 par, 6.98%, due March 25, 2052	**	322,199
FHLMC, Freddie Mac	$333,518 par, 3.00%, due September 1, 2050	**	307,688
FHLMC, Freddie Mac	$339,750 par, 3.00%, due April 1, 2050	**	313,420
FHLMC, Freddie Mac	$345,000 par, variable rate, due November 25, 2027	**	334,543
FHLMC, Freddie Mac	$360,000 par, variable rate, due October 25, 2028	**	359,346
FHLMC, Freddie Mac	$364,000 par, variable rate, due July 25, 2028	**	362,293
FHLMC, Freddie Mac	$4,081,742 par, 3.50%, due January 1, 2051	**	3,887,712
FHLMC, Freddie Mac	$4,705,816 par, 4.00%, due May 1, 2052	**	4,546,420
FHLMC, Freddie Mac	$4,815,612 par, 2.00%, due November 1, 2051	**	4,057,263
FHLMC, Freddie Mac	$408,538 par, 2.50%, due July 1, 2050	**	354,720
FHLMC, Freddie Mac	$450,699 par, 3.00%, due January 1, 2050	**	414,795
FHLMC, Freddie Mac	$483,651 par, 3.00%, November 1, 2049	**	445,110
FHLMC, Freddie Mac	$549,990 par, 5.18%, due December 25, 2033	**	546,750
FHLMC, Freddie Mac	$6,406,229 par, 2.00%, due February 1, 2052	**	5,423,371
FHLMC, Freddie Mac	$627,514 par, 3.50%, due March 1, 2048	**	598,502
FHLMC, Freddie Mac	$630,660 par, 3.50%, due August 1, 2044	**	606,616
FHLMC, Freddie Mac	$646,000 par, 3.24%, due August 25, 2027	**	626,054
FHLMC, Freddie Mac	$656,000 par, 1.64%, due February 25, 2030	**	562,194
FHLMC, Freddie Mac	$7,824,201 par, 2.50%, due October 1, 2050	**	6,951,142
FHLMC, Freddie Mac	$714,861 par, 3.00%, due January 1, 2050	**	657,918
FHLMC, Freddie Mac	$719,272 par, 2.00%, due June 1, 2036	**	655,388
FHLMC, Freddie Mac	$74,933 par, 3.50%, due October 1, 2047	**	71,658
FHLMC, Freddie Mac	$781,039 par, 3.00%, due August 1, 2048	**	720,509
FHLMC, Freddie Mac	$799,048 par, 2.50%, due December 1, 2035	**	748,599

FHLMC, Freddie Mac	$810,923 par, 3.50%, due October 15, 2053	**	791,237
FHLMC, Freddie Mac	$901,000 par, 3.51%, due March 1, 2029	**	876,143
FHLMC, Freddie Mac	$902,683 par, 5.78%, due February 25, 2042	**	896,577
FNMA, Fannie Mae	$1,005,058 par, 2.00%, due July 1, 2051	**	848,019
FNMA, Fannie Mae	$1,041,143 par, 3.50%, due February 1, 2047	**	1,002,123
FNMA, Fannie Mae	$1,093,728 par, 2.00%, due March 1, 2037	**	996,629
FNMA, Fannie Mae	$1,202,521 par, 2.50%, due August 1, 2035	**	1,125,883
FNMA, Fannie Mae	$1,223,805 par, 2.50%, due May 1, 2042	**	1,096,310
FNMA, Fannie Mae	$1,245,754 par, 2.50%, due June 1, 2050	**	1,094,277
FNMA, Fannie Mae	$1,317,818 par, 2.00%, due December 1 ,2050	**	1,113,607
FNMA, Fannie Mae	$1,330,829 par, 2.50%, due May 1, 2051	**	1,172,126
FNMA, Fannie Mae	$1,332,042 par, 2.50%, due October 1, 2051	**	1,168,548
FNMA, Fannie Mae	$1,360,334 par, 3.00%, due November 1, 2049	**	1,251,999
FNMA, Fannie Mae	$1,380,000 par, TBA	**	1,323,626
FNMA, Fannie Mae	$1,420,000 par, TBA	**	1,458,218
FNMA, Fannie Mae	$1,468,129 par, 3.00%, due March 1, 2037	**	1,410,665
FNMA, Fannie Mae	$1,515,934 par, 2.50%, due June 1, 2050	**	1,333,153
FNMA, Fannie Mae	$1,517,238 par, 2.00%, due March 1, 2051	**	1,279,289
FNMA, Fannie Mae	$1,541,474 par, 2.50%, due July 1, 2036	**	1,449,032
FNMA, Fannie Mae	$1,595,335 par, 3.00%, due December 1, 2049	**	1,468,287
FNMA, Fannie Mae	$1,601,295 par, 2.00%, due August 1, 2051	**	1,347,156
FNMA, Fannie Mae	$1,632,000 par, 2.63%, due September 6, 2024	**	1,587,835
FNMA, Fannie Mae	$1,638,968 par, 2.50%, due February 1, 2051	**	1,445,073
FNMA, Fannie Mae	$1,749,808 par, 2.50%, due September 1, 2035	**	1,638,086
FNMA, Fannie Mae	$1,797,511 par, 3.00%, due February 1, 2051	**	1,640,945
FNMA, Fannie Mae	$1,867,771 par, 3.00%, due February 1, 2050	**	1,715,514
FNMA, Fannie Mae	$1,890,872 par, 2.00%, due February 1, 2051	**	1,597,146
FNMA, Fannie Mae	$1,934,356 par, 2.50%, due July 1, 2050	**	1,709,619
FNMA, Fannie Mae	$1,954,324 par, 4.00%, due June 1, 2048	**	1,915,197
FNMA, Fannie Mae	$1,956,151 par, 2.00%, due April 1, 2051	**	1,652,997
FNMA, Fannie Mae	$1,957,566 par, 3.00%, due September 1, 2050	**	1,795,240
FNMA, Fannie Mae	$10,260,000 par, TBA	**	10,297,673
FNMA, Fannie Mae	$104,879 par, 3.00%, due November 1, 2050	**	96,753
FNMA, Fannie Mae	$112,396 par, 2.00%, due November 1, 2050	**	94,994
FNMA, Fannie Mae	$124,783 par, 3.00%, due May 1, 2050	**	115,376
FNMA, Fannie Mae	$152,820 par, 3.00%, due December 1, 2049	**	141,117
FNMA, Fannie Mae	$172,862 par, 2.00%, due September 1, 2035	**	157,517
FNMA, Fannie Mae	$184,192 par, 3.00%, due April 1, 2036	**	176,046
FNMA, Fannie Mae	$192,785 par, 3.50%, due August 1, 2043	**	185,627
FNMA, Fannie Mae	$2,103,000 par, 1.63%, due January 7, 2025	**	2,001,290
FNMA, Fannie Mae	$2,113,289 par, 2.00%, due September 1, 2050	**	1,784,485
FNMA, Fannie Mae	$2,128,193 par, 2.00%, due May 1, 2036	**	1,935,207
FNMA, Fannie Mae	$2,139,123 par, 3.00%, due July 1, 2051	**	1,954,235
FNMA, Fannie Mae	$2,201,132 par, 2.00%, due April 1, 2042	**	1,906,833
FNMA, Fannie Mae	$2,290,745 par, due December 25, 2041	**	2,266,501
FNMA, Fannie Mae	$2,350,660 par, 2.50%, due December 1, 2051	**	2,068,273
FNMA, Fannie Mae	$2,375,000 par, TBA	**	2,293,359
FNMA, Fannie Mae	$2,395,087 par, 2.00%, due September 1, 2051	**	2,018,663

FNMA, Fannie Mae	$2,432,561 par, 1.50%, due November 1, 2051	**	1,947,106
FNMA, Fannie Mae	$2,451,681 par, 3.50%, due June 1, 2041	**	2,388,385
FNMA, Fannie Mae	$2,490,554 par, 2.00%, due June 1, 2041	**	2,187,567
FNMA, Fannie Mae	$2,523,510 par, 1.50%, due December 1, 2050	**	2,021,882
FNMA, Fannie Mae	$2,591,639 par, 2.50%, due September 1, 2050	**	2,250,833
FNMA, Fannie Mae	$2,642,038 par, 3.00%, due February 1, 2050	**	2,437,282
FNMA, Fannie Mae	$2,700,588 par, 3.50%, due June 1, 2052	**	2,533,629
FNMA, Fannie Mae	$2,755,166 par, 4.00%, due November 1, 2047	**	2,728,716
FNMA, Fannie Mae	$2,782,388 par, 2.50%, due December 1, 2034	**	2,615,483
FNMA, Fannie Mae	$2,956,990 par, 2.00%, due February 1, 2052	**	2,490,839
FNMA, Fannie Mae	$2,961,539 par, 4.50%, due October 1, 2052	**	2,932,087
FNMA, Fannie Mae	$222,047 par, 3.00%, due December 1, 2049	**	204,845
FNMA, Fannie Mae	$235,890 par, variable rate, due October 25, 2041	**	234,869
FNMA, Fannie Mae	$263,963 par, 3.00%, due July 1, 2049	**	243,323
FNMA, Fannie Mae	$274,124 par, 2.50%, due October 1, 2034	**	257,485
FNMA, Fannie Mae	$289,283 par, 2.50%, due September 1, 2051	**	258,600
FNMA, Fannie Mae	$294,364 par, 2.00%, due October 1, 2041	**	255,999
FNMA, Fannie Mae	$3,035,000 par	**	2,657,136
FNMA, Fannie Mae	$3,040,083 par, 2.50%, due April 1, 2042	**	2,734,643
FNMA, Fannie Mae	$3,088,270 par, 2.50%, due May 1, 2050	**	2,713,724
FNMA, Fannie Mae	$3,090,000 par, TBA	**	3,139,971
FNMA, Fannie Mae	$3,363,115 par, 2.50%, due August 1, 2051	**	2,974,831
FNMA, Fannie Mae	$3,385,000 par, TBA	**	3,075,987
FNMA, Fannie Mae	$3,424,865 par, 2.00%, due December 1, 2050	**	2,894,461
FNMA, Fannie Mae	$3,540,000 par, TBA	**	3,215,316
FNMA, Fannie Mae	$3,595,661 par, 2.00%, due February 1, 2052	**	3,086,095
FNMA, Fannie Mae	$3,705,000 par, TBA	**	3,113,937
FNMA, Fannie Mae	$303,026 par, 2.50%, due September 1, 2051	**	260,546
FNMA, Fannie Mae	$310,490 par, 3.00%, due December 1, 2047	**	287,943
FNMA, Fannie Mae	$33,618 par, 4.50%, due January 1, 2030	**	34,190
FNMA, Fannie Mae	$337,571 par, 2.50%, due June 1, 2050	**	298,168
FNMA, Fannie Mae	$350,481 par, 3.00%, due November 1, 2049	**	322,569
FNMA, Fannie Mae	$367,563 par, 2.50%, due August 1, 2051	**	323,722
FNMA, Fannie Mae	$382,386 par, 3.50%, due February 1, 2046	**	368,165
FNMA, Fannie Mae	$394,004 par, 4.50%, due February 1, 2051	**	389,779
FNMA, Fannie Mae	$4,280,000 par, TBA	**	4,226,500
FNMA, Fannie Mae	$4,503,264 par, 2.00%, due October 1, 2051	**	3,795,512
FNMA, Fannie Mae	$4,714,143 par, 2.00%, due January 1, 2052	**	3,970,328
FNMA, Fannie Mae	$4,770,029 par, 4.00%, due June 1, 2052	**	4,607,525
FNMA, Fannie Mae	$405,993 par, 3.00%, due August 1, 2034	**	390,124
FNMA, Fannie Mae	$409,913 par, 3.00%, due July 1, 2050	**	379,010
FNMA, Fannie Mae	$421,724 par, 4.00%, due April 25, 2041	**	408,948
FNMA, Fannie Mae	$449,865 par, 3.00%, due July 1, 2051	**	411,212
FNMA, Fannie Mae	$462,668 par, 3.00%, due January 1, 2050	**	426,814
FNMA, Fannie Mae	$5,860,000 par, 3.50%, TBA	**	5,495,229
FNMA, Fannie Mae	$528,283 par, 2.00%, due October 1, 2050	**	448,879
FNMA, Fannie Mae	$553,180 par, 2.50%, due March 1, 2051	**	488,245
FNMA, Fannie Mae	$574,975 par, 3.00%, due May 1, 2050	**	530,427
FNMA, Fannie Mae	$586,590 par, 2.00%, due February 1, 2052	**	494,028
FNMA, Fannie Mae	$6,612,180 par, 2.00%, due March 1, 2052	**	5,566,883

FNMA, Fannie Mae	$6,738,325 par, 1.50%, due January 1, 2051	**	5,396,753
FNMA, Fannie Mae	$628,939 par, 2.00%, due November 1, 2050	**	531,476
FNMA, Fannie Mae	$629,937 par, 2.00%, due September 1, 2051	**	530,834
FNMA, Fannie Mae	$630,009 par, 4.50%, due September 1, 2050	**	624,755
FNMA, Fannie Mae	$660,664 par, 2.50%, due August 1, 2035	**	618,510
FNMA, Fannie Mae	$662,854 par, 2.50%, due July 1, 2051	**	582,263
FNMA, Fannie Mae	$676,311 par, 3.00%, due August 1, 2050	**	620,579
FNMA, Fannie Mae	$687,152 par, 3.00%, due September 1, 2050	**	635,348
FNMA, Fannie Mae	$701,927 par, 3.50%, due May 1, 2042	**	683,593
FNMA, Fannie Mae	$703,804 par, 2.50%, due October 1, 2050	**	626,503
FNMA, Fannie Mae	$734,942 par, 2.50%, due April 1, 2051	**	647,989
FNMA, Fannie Mae	$751,239 par, 3.00%, due October 1, 2034	**	721,808
FNMA, Fannie Mae	$758,745 par, 2.00%, due April 1, 2052	**	638,685
FNMA, Fannie Mae	$77,089 par, 3.50%, due June 1, 2047	**	73,730
FNMA, Fannie Mae	$798,748 par, 3.50%, due October 1, 2048	**	763,690
FNMA, Fannie Mae	$800,836 par, 2.50%, due June 1, 2050	**	708,668
FNMA, Fannie Mae	$816,442 par, 3.00% due March 1, 2050	**	751,421
FNMA, Fannie Mae	$838,035 par, 3.00%, due July 1, 2049	**	773,112
FNMA, Fannie Mae	$858,625 par, 2.50%, due July 1, 2050	**	759,808
FNMA, Fannie Mae	$895,000 par, TBA	**	888,777
FNMA, Fannie Mae	$940,811 par, 3.50%, due June 1, 2044	**	905,912
FNMA, Fannie Mae	$95,607 par, 2.00%, due October 1, 2051	**	80,582
FNMA, Fannie Mae	$960,624 par, 2.50%, due August 1, 2050	**	850,022
Freeport Indonesia	$242,000 par, 6.20%, due April 14, 2052	**	223,850
Freeport Indonesia	$850,000 par, 5.32%, due April 14, 2032	**	807,603
Government National Mortgage Association: GNMA, Ginnie Mae	$1,024,465 par, 3.00%, due July 20, 2051	**	945,476
GNMA, Ginnie Mae	$1,040,447 par, 3.50%, due July 20, 2047	**	997,988
GNMA, Ginnie Mae	$1,140,000 par, TBA	**	1,077,810
GNMA, Ginnie Mae	$1,190,173 par, 3.50%, due April 20, 2048	**	1,140,085
GNMA, Ginnie Mae	$1,337,710 par, 2.50%, due December 20, 2050	**	1,197,700
GNMA, Ginnie Mae	$1,366,224 par, 3.00%, due September 20, 2051	**	1,260,609
GNMA, Ginnie Mae	$1,451,467 par, 3.50%, due May 20, 2046	**	1,392,939
GNMA, Ginnie Mae	$1,539,517 par, 4.00%, due August 20, 2045	**	1,520,543
GNMA, Ginnie Mae	$1,591,992 par, 3.00%, due May 20, 2051	**	1,467,769
GNMA, Ginnie Mae	$1,805,000 par, TBA	**	1,608,759
GNMA, Ginnie Mae	$1,829,451 par, 3.50%, due February 20, 2046	**	1,755,091
GNMA, Ginnie Mae	$1,864,445 par, 3.00%, due October 20, 2049	**	1,728,923
GNMA, Ginnie Mae	$10,445,000 par, TBA	**	9,025,541
GNMA, Ginnie Mae	$128,487 par, 4.00%, due January 20, 2048	**	126,428
GNMA, Ginnie Mae	$129,423 par, 3.00%, due July 20, 2049	**	120,012
GNMA, Ginnie Mae	$131,549 par, 4.00%, due May 20, 2047	**	128,368
GNMA, Ginnie Mae	$173,510 par, 3.00%, due April 20, 2049	**	161,438
GNMA, Ginnie Mae	$177,964 par, 4.00%, due July 20, 2045	**	175,507
GNMA, Ginnie Mae	$195,265 par, 3.50%, due March 20, 2047	**	187,298
GNMA, Ginnie Mae	$2,202,334 par, 3.00%, due January 20, 2050	**	2,041,591
GNMA, Ginnie Mae	$2,225,000 par, TBA	**	2,159,988
GNMA, Ginnie Mae	$2,330,000 par, TBA	**	2,345,837
GNMA, Ginnie Mae	$2,560,773 par, 2.50%, due December 20, 2051	**	2,284,408
GNMA, Ginnie Mae	$2,657,034 par, 3.00%, due August 20, 2051	**	2,453,218
GNMA, Ginnie Mae	$2,740,000 par, TBA	**	2,516,947
GNMA, Ginnie Mae	$2,869,329 par, 2.50%, due September 20, 2051	**	2,561,267

GNMA, Ginnie Mae	$225,208 par, 3.50%, due November 20, 2047	**	215,597
GNMA, Ginnie Mae	$281,652 par, 3.50%, due December 20, 2047	**	270,007
GNMA, Ginnie Mae	$3,110,000 par, TBA	**	3,160,295
GNMA, Ginnie Mae	$332,006 par, 4.00%, due September 20, 2047	**	327,628
GNMA, Ginnie Mae	$4,363,822 par, 2.50%, due November 20, 2051	**	3,893,245
GNMA, Ginnie Mae	$4,920,443 par, 2.50%, due February 20, 2051	**	4,404,846
GNMA, Ginnie Mae	$468,284 par, 4.00%, due December 20, 2047	**	460,948
GNMA, Ginnie Mae	$5,460,000 par, TBA	**	5,420,756
GNMA, Ginnie Mae	$505,521 par, 4.00%, due June 20, 2047	**	497,602
GNMA, Ginnie Mae	$693,878 par, 3.50%, due March 20, 2046	**	665,345
GNMA, Ginnie Mae	$74,975 par, 3.50%, due August 20, 2046	**	71,920
GNMA, Ginnie Mae	$744,108 par, 3.50%, due May 20, 2047	**	715,556
GNMA, Ginnie Mae	$87,222 par, 3.50%, due August 20, 2047	**	83,596
GNMA, Ginnie Mae	$879,660 par, 4.00%, due July 20, 2047	**	865,896
GNMA, Ginnie Mae	$937,751 par, 3.50%, due February 20, 2047	**	899,336
GNMA, Ginnie Mae	$98,290 par, 3.50%, due April 20, 2047	**	93,991
Idaho Energy Resources Authority Transmission Facilities	$1,035,000 par, 2.86%, due September 1, 2046	**	778,412
Illinois State Taxable Pension	$4,020,000 par, 5.10%, due June 1, 2033	**	3,991,832
Korea National Oil Corporation	$1,657,000 par, 1.75%, due April 18, 2025	**	1,542,783
New Jersey State Transportation Trust Fund Authority	$2,270,000 par, 5.75%, due December 15, 2028	**	2,328,618
New York State Dormitory Authority Personal Income Tax	$1,325,000 par, 2.20%, due March 15, 2034	**	1,079,049
Panama Republic	$1,140,000 par, 4.50%, due January 19, 2063	**	849,432
Peru Republic	$589,000 par, 3.00%, due January 15, 2034	**	478,097
Petroleos De Venezuela	$8,600,000 par, 0.00%, October 28, 2022	**	301,000
Qatar Petroleum	$256,000 par, 3.13%, due July 12, 2041	**	202,596
Republic of Colombia	$271,000 par, 5.63%, due February 26, 2044	**	206,152
Republic of Colombia	$312,000 par, 7.50%, due February 2, 2034	**	308,320
Republic of Panama	$450,000 par, 6.40%, due February 14, 2035	**	474,475
Saudi Arabia Kingdom	$1,839,000 par, 4.75%, due January 18, 2028	**	1,862,539
Saudi Arabia Kingdom	$352,000 par, 5.00%, due January 18, 2053	**	335,364
Saudi Arabian Oil Co	$464,000 par, 3.25%, due November 24, 2050	**	335,861
State of Israel	$3,017,000 par, 4.50%, due January 17, 2033	**	3,019,776
State of Qatar	$609,000 par, 4.40%, due April 16, 2050	**	574,975
Tennessee Valley Authority	$1,924,000 par, 0.75%, due May 15, 2025	**	1,775,217
U.S. Treasury	$10,908,000 par, 2.50%, due March 31, 2027	**	10,407,340
U.S. Treasury	$11,395,000 par, 3.13%, due August 31, 2027	**	11,148,405
U.S. Treasury	$11,634,000 par, 4.13%, due October 31, 2027	**	11,874,860
U.S. Treasury	$12,716,000 par, 3.88%, due November 30, 2027	**	12,861,042
U.S. Treasury	$12,891,000 par, 4.25%, due November 15, 2042	**	13,322,043
U.S. Treasury	$13,720,000 par, 1.25%, due December 31, 2026	**	12,493,239
U.S. Treasury	$15,895,000 par, 3.38%, due January 31, 2028	**	15,824,218
U.S. Treasury	$18,735,000 par, 3.00%, due August 15, 2052	**	16,577,548
U.S. Treasury	$2,070,000 par, 4.75%, due February 15, 2037	**	2,362,145
U.S. Treasury	$2,521,000 par, 1.75%, due August 15, 2041	**	1,836,588
U.S. Treasury	$2,985,000 par, 1.38%, due November 15, 2040	**	2,065,597
U.S. Treasury	$25,868,000 par, 4.13%, due November 15, 2032	**	27,213,944

U.S. Treasury	$3,029,000 par, 1.13%, due October 31, 2026	**	2,753,669
U.S. Treasury	$3,104,000 par, 1.13%, due August 15, 2040	**	2,059,552
U.S. Treasury	$3,244,000 par, 1.63%, due November 15, 2050	**	2,098,209
U.S. Treasury	$3,335,000 par, 1.88%, due February 15, 2051	**	2,297,633
U.S. Treasury	$3,554,000 par, 2.25%, due May 15, 2051	**	2,751,990
U.S. Treasury	$3,674,000 par, 2.38%, due November 15, 2049	**	2,857,540
U.S. Treasury	$3,713,000 par, 4.38%, due November 15, 2039	**	4,075,598
U.S. Treasury	$3,793,000 par, 1.88%, due February 15, 2041	**	2,851,121
U.S. Treasury	$4,054,000 par, 4.13%, due January 31, 2025	**	4,049,408
U.S. Treasury	$4,344,000 par, 1.88%, due November 15, 2051	**	2,981,749
U.S. Treasury	$4,857,000 par, 1.50%, due January 31, 2027	**	4,460,851
U.S. Treasury	$5,230,000 par, 1.25%, due November 30, 2026	**	4,769,719
U.S. Treasury	$5,321,000 par, 3.25%, due June 30, 2027	**	5,230,169
U.S. Treasury	$5,351,000 par, 4.13%, due September 30, 2027	**	5,459,483
U.S. Treasury	$5,556,000 par, 2.25%, due August 15, 2049	**	4,209,538
U.S. Treasury	$5,723,000 par, 2.25%, due May 15, 2041	**	4,564,987
U.S. Treasury	$5,953,000 par, 2.75%, due July 31, 2027	**	5,730,460
U.S. Treasury	$5,957,000 par, 3.38%, due August 15, 2042	**	5,632,157
U.S. Treasury	$5,982,000 par, 2.88%, due May 15, 2052	**	5,154,802
U.S. Treasury	$574,000 par, 4.00%, due November 15, 2052	**	613,821
U.S. Treasury	$6,052,000 par, 3.88%, due January 15, 2026	**	6,051,527
U.S. Treasury	$6,416,000 par, 2.75%, due August 15, 2032	**	6,037,055
U.S. Treasury	$6,557,000 par, 3.25%, due May 15, 2042	**	6,083,667
U.S. Treasury	$688,000 par, 1.13%, due May 15, 2040	**	458,864
U.S. Treasury	$7,084,000 par, 2.63%, due May 31, 2027	**	6,787,911
U.S. Treasury	$7,451,000 par, 3.88%, due December 31, 2027	**	7,535,406
U.S. Treasury	$7,859,000 par, 1.88%, due February 28, 2027	**	7,317,773
U.S. Treasury	$7,874,000 par, 2.00%, due November 15, 2041	**	5,983,625
U.S. Treasury	$8,130,000 par, 2.75%, due April 30, 2027	**	7,831,477
U.S. Treasury	$8,308,000 par, 3.13%, due May 15, 2048	**	7,491,479
U.S. Treasury	$9,615,000 par, 2.00%, due August 15, 2051	**	6,817,260
U.S. Treasury	$9,755,000 par, 3.50%, due January 31, 2030	**	9,719,943
U.S. Treasury	$9,914,000 par, 2.38%, due February 15, 2042	**	8,020,271
United Mexican States	$1,030,000 par, 5.40%, due February 09, 2028	**	1,057,526
United Mexican States	$2,042,000 par, 4.28%, due August 14, 2041	**	1,674,170
United Mexican States	$536,000 par, 6.35%, due February 09, 2035	**	568,989
United Mexican States	$986,000 par, 4.40%, due February 12, 2052	**	769,112
Total Government Securities			670,439,047

Corporate Bonds
Abbvie Inc.	$2,032,000 par, 2.60%, due November 21, 2024	**	1,958,255
Ally Financial Inc.	$2,104,000 par, 7.10%, due November 15, 2027	**	2,220,476
Altria Group Inc.	$758,000 par, 5.95%, due February 14, 2049	**	716,385
Amazon.com Inc.	$6,605,000 par, 4.55%, due December 01, 2027	**	6,688,855

	Ameren Corp.	$1,170,000 par, 2.50%, due September 15, 2024	**	1,125,937
	America Movil S.A.B.	$1,630,000 par, 3.63%, due April 22, 2029	**	1,524,912
	American Electric Power Co.	$840,000 par, 0.75%, due November 1, 2023	**	814,078
	American International Group	$1,684,000 par, 2.50%, due June 30, 2025	**	1,602,553
	Amgen Inc.	$1,158,000 par, 4.88%, due March 1, 2053	**	1,101,751
	Amgen Inc.	$785,000 par, 3.15%, due February 21, 2040	**	613,785
	Anglo American Capital PLC	$2,695,000 par, 2.88%, due March 17, 2031	**	2,314,772
	Anheuser-Busch Companies	$1,432,000 par, 4.90%, due February 1, 2046	**	1,397,749
	Anheuser-Busch Cos LLC Corp.	$1,312,000 par, 4.70%, due February 1, 2036	**	1,300,271
	Anheuser-Busch Cos LLC Corp.	$4,835,000 par, 3.65%, due February 01, 2026	**	4,724,815
	Apple Inc.	$563,000 par, 3.95%, due August 8, 2052	**	505,594
	Arcelormittal	$2,419,000 par, 6.55%, due November 29, 2027	**	2,526,807
	Arcelormittal	$623,000 par, 6.80%, due November 29, 2032	**	654,874
	AT&T Inc.	$1,898,000 par, 3.50%, due September 15, 2053	**	1,400,621
	AT&T Inc.	$5,134,000 par, 4.30%, due February 15, 2030	**	5,012,319
	AT&T Inc.	$902,000 par, 2.55%, due December 1, 2033	**	729,332
	Athene Global Funding	$1,285,000 par, 2.67%, due June 7, 2031	**	1,045,436
	Australia & New Zealand Bank Group	$4,048,000 par, 5.09%, due December 8, 2025	**	4,092,551
	B. A. T. Capital Corp.	$433,000 par, 5.65%, due March 16, 2052	**	386,951
*	Bank Of America Corp.	$3,840,000 par, 2.59%, due April 29, 2031	**	3,284,097
*	Bank Of America Corp.	$4,423,000 par, 2.30%, due July 21, 2032	**	3,600,390
	Bank Of Nova Scotia	$3,853,000 par, 4.75%, due February 02, 2026	**	3,850,506
	Barclays PLC	$2,227,000 par, 7.44%, due November 02, 2033	**	2,509,180
	Boeing Co.	$3,400,000 par, 5.81%, due May 1, 2050	**	3,471,055
	Bristol-Myers Squibb	$825,000 par, 3.55%, due March 15, 2042	**	714,650
	Broadcom Inc.	$987,000 par, 3.14%, due November 15, 2035	**	766,264
	Capital One Financial Corp.	$2,413,000 par, 5.47%, due February 1, 2029	**	2,428,360
	Capital One Financial Corp.	$816,000 par, 5.82%, due February 1, 2034	**	822,319
	Cenovus Energy Inc.	$2,207,000 par, 5.40%, due June 15, 2047	**	2,130,457
	Centene Corp.	$1,818,000 par, 2.45%, due July 15, 2028	**	1,574,840
	Charter	$433,000 par, 5.75%, due April 1, 2048	**	385,490
	Charter	$862,000 par, 4.80%, due March 1, 2050	**	678,784
	Charter Communications Operating LLC	$2,055,000 par, 5.05%, due March 30, 2029	**	2,002,224
	Chevron Corp.	$5,291,000 par, 2.95%, due May 16, 2026	**	5,083,227
	Citigroup Inc.	$1,409,000 par, 2.57%, due June 3, 2031	**	1,195,695
	Citigroup Inc.	$2,809,000 par, 6.27%, due November 17, 2033	**	3,059,070
	CK Hutchison International	$546,000 par, 3.13%, due April 15, 2041	**	421,442
	Comcast Corp.	$2,309,000 par, 2.89%, due November 1, 2051	**	1,611,916
	Comcast Corp.	$472,000 par, 3.45%, due February 1, 2050	**	373,726
	Consolidated Edison Inc.	$1,829,000 par, 0.65%, due December 1, 2023	**	1,763,545
	Continental Resources Inc.	$1,081,000 par, 4.50%, due April 15, 2023	**	1,078,240
	Continental Resources Inc.	$554,000 par, 4.90%, due June 1, 2044	**	444,859
	Credit Suisse AG New York Branch	$2,731,000 par, 4.75%, due August 9, 2024	**	2,676,541
	Daimler Truck Finance North America LLC	$2,762,000 par, 5.15%, due January 16, 2026	**	2,777,958
	Daimler Trucks	$2,407,000 par, 2.38%, due December 14, 2028	**	2,099,245
	DCP Midstream Operating	$1,787,000 par, 5.38%, due July 15, 2025	**	1,783,382

DCP Midstream Operating	$2,578,000 par, 5.13%, due May 15, 2029	**	2,569,389
DCP Midstream Operating	$2,607,000 par, 5.63%, due July 15, 2027	**	2,645,887
DCP Midstream Operating	$679,000 par, 5.60%, due April 1, 2044	**	678,511
Dell International LLC/ EMC Corp.	$809,000 par, 3.38%, due December 15, 2041	**	582,505
Dell International LLC/EMC Corp.	$1,062,000 par, 5.75%, due February 1, 2033	**	1,061,165
Diamondback Energy Inc.	$3,111,000 par, 6.25%, due March 15, 2033	**	3,310,915
Dominion Energy Inc.	$1,375,000 par, 5.38%, due November 15, 2032	**	1,414,651
Dominion Resources Inc.	$974,000 par, 3.90%, due October 1, 2025	**	954,953
DPL Inc.	$4,017,000 par, 4.13%, due July 1, 2025	**	3,824,637
DTE Energy Co.	$1,124,000 par, 2.53%, due October 1, 2024	**	1,079,152
DTE Energy Co.	$4,072,000 par, 4.22%, due November 1, 2024	**	4,024,526
Duke Energy Corp.	$3,249,000 par, 2.65%, due September 1, 2026	**	3,038,117
Duke Energy Florida LLC	$1,203,000 par, 4.20%, due July 15, 2048	**	1,069,153
Duke Energy Florida LLC	$311,000 par, 3.70%, due December 1, 2047	**	254,757
Edison International	$1,438,000 par, 5.75%, due June 15, 2027	**	1,474,251
Edison International	$3,052,000 par, 6.95%, due November 15, 2029	**	3,313,505
Enel Finance America	$1,477,000 par, 7.10%, due October 14, 2027	**	1,583,007
Enel Finance International	$2,032,000 par, 6.80%, due October 14, 2025	**	2,105,619
Enel Finance International	$457,000 par, 7.75%, due October 14, 2052	**	544,027
Enel Finance International	$575,000 par, 1.38%, due July 12, 2026	**	508,071
Energy Transfer	$177,000 par, 3.60%, due February 1, 2023	**	177,000
Energy Transfer LP	$3,133,000 par, 5.75%, due February 15, 2033	**	3,219,784
Eversource Energy	$593,000 par, 2.90%, due March 1, 2027	**	556,561
FedEx Corp.	$994,000 par, 2.40%, due May 15, 2031	**	839,525
FirstEnergy Corp.	$273,000 par, 3.40%, due March 1, 2050	**	193,942
FirstEnergy Transmission LLC	$1,109,000 par, 2.87%, due September 15, 2028	**	993,780
FirstEnergy Transmission LLC	$1,475,000 par, 5.45%, due July 15, 2044	**	1,457,079
FirstEnergy Transmission LLC	$4,385,000 par, 4.35%, due January 15, 2025	**	4,295,351
FirstEnergy Transmission LLC	$681,000 par, 4.55%, due April 1, 2049	**	592,197
Ford Foundation	$920,000 par, 2.82%, due June 1, 2070	**	600,532
Ford Motor Credit	$1,898,000 par, 2.30%, due February 10, 2025	**	1,759,944
Ford Motor Credit Co. LLC	$1,782,000 par, 7.35%, due November 4, 2027	**	1,868,873
GE Healthcare Holdings LLC	$1,432,000 par, 5.55%, due November 15, 2024	**	1,444,237
General Motors Financial Company Inc.	$2,563,000 par, 6.05%, due October 10, 2025	**	2,611,166
Global Payments Inc.	$1,503,000 par, 5.95%, due August 15, 2052	**	1,484,282
Goldman Sachs Group Inc.	$1,850,000 par, 2.65%, due October 21, 2032	**	1,526,054
HCA Inc.	$663,000 par, 4.63%, due March 15, 2052	**	559,222
Hess Corp.	$514,000 par, 5.80%, due April 1, 2047	**	520,802
HSBC Holdings PLC	$1,121,000 par, 8.11%, due November 03, 2033	**	1,285,978
Huntington Bancshares Inc.	$681,000 par, 4.44%, due August 4, 2028	**	663,372
IBM Corp.	$749,000 par, 4.00%, due July 27, 2025	**	739,599
Indonesia Asahan Aluminum	$2,034,000 par, 4.75%, due May 15, 2025	**	2,016,799
Israel Electric Corp. Ltd.	$2,114,000 par, 6.88%, due June 21, 2023	**	2,124,075
JAB Holdings B.V. Sustainability	$738,000 par, 4.50%, due April 08, 2052	**	549,843
JPMorgan Chase & Co.	$2,044,000 par, 4.91%, due July 25, 2033	**	2,036,514
JPMorgan Chase & Co.	$3,903,000 par, 5.55%, due December 15, 2025	**	3,934,491
Kinder Morgan Inc.	$1,837,000 par, 5.45%, due August 1, 2052	**	1,763,177

Kraft Heinz Foods	$988,000 par, 4.38%, due June 1, 2046	**	862,716
Lexington Realty Trust	$1,059,000 par, 2.38%, due October 1, 2031	**	833,352
LYB International Finance III LLC	$609,000 par, 4.20%, due May 1, 2050	**	494,213
Magallanes Inc.	$1,417,000 par, 5.05%, due March 15, 2042	**	1,209,882
Marathon Petroleum Corp.	$3,630,000 par, 5.13%, December 15,2026	**	3,667,291
Marathon Petroleum Corp.	$949,000 par, 4.70%, May 1, 2025	**	947,108
Microchip Technology Inc.	$437,000 par, 0.97%, due February 15, 2024	**	418,342
Micron Technology Inc.	$1,893,000 par, 2.70%, due April 15, 2032	**	1,510,740
Morgan Stanley	$3,897,000 par, 5.12%, due February 1, 2029	**	3,940,430
Morgan Stanley Floating	$3,482,000 par, 6.30%, due October 18, 2028	**	3,681,203
Nextera Energy Capital Holdings Inc.	$1,513,000 par, 4.45%, due June 20, 2025	**	1,503,797
Nextera Energy Capital Holdings Inc.	$6,429,000 par, 4.26%, due September 1, 2024	**	6,373,786
Nissan Motor Acceptance Co.	$1,572,000 par, 1.85%, due September 16, 2026	**	1,357,867
Northwestern Mutual Global	$2,031,000 par, 4.35%, due September 15, 2027	**	2,011,647
NXP B.V. / NXP FDG LLC / NXP USA	$229,000 par, 3.40%, due May 01, 2030	**	204,929
NXP B.V. / NXP FDG LLC / NXP USA	$549,000 par, 3.25%, due May 11, 2041	**	407,314
NXP B.V. / NXP FDG LLC / NXP USA	$579,000 par, 2.70%, due May 1, 2025	**	550,735
Occidental Pete Corp.	$2,732,000 par, 6.63%, due September 1, 2030	**	2,900,421
Oneok Inc.	$1,077,000 par, 6.10%, due November 15, 2032	**	1,132,496
Oneok Inc.	$2,008,000 par, 2.75%, due September 1, 2024	**	1,937,381
Oracle Corp.	$1,265,000 par, 3.60%, due April 1, 2040	**	1,002,302
Oracle Corp.	$1,512,000 par, 6.15%, due November 9, 2029	**	1,616,107
Oracle Corp.	$2,985,000 par, 3.60%, due April 1, 2050	**	2,193,549
Oracle Corp.	$505,000 par, 3.65%, due March 25, 2041	**	399,691
Oracle Corp.	$918,000 par, 3.25%, due November 15, 2027	**	864,123
Pacific Gas & Electric Co	$3,429,000 par, 3.85%, due November 15, 2023	**	3,391,427
Pacific Gas & Electric Co	$4,418,000 par, 3.25%, due February 16, 2024	**	4,336,458
Pacific Gas & Electric Co	$710,000 par, 4.60%, due June 15, 2043	**	574,523
Pacific Gas & Electric Co.	$2,265,000 par, 4.50%, due July 1, 2040	**	1,864,546
Pacific Gas & Electric Co.	$780,000 par, 4.00%, due December 1, 2046	**	567,761
Pacific Gas & Electric Co.	$943,000 par, 3.75%, due February 15, 2024	**	930,738
Pacific Gas & Electric Co.	$960,000 par, 4.25%, due August 1, 2023	**	955,753
Peco Energy Co.	$878,000 par, 2.85%, due September 15, 2051	**	622,144
Philip Morris International	$2,617,000 par, 5.13%, due November 15, 2024	**	2,635,313
Plains All American	$1,233,000 par, 4.70%, due June 15, 2044	**	1,014,517
Plains All American Pipeline LP	$1,008,000 par, 4.65%, due October 15, 2025	**	997,457
PNC Financial Services Group Inc.	$2,268,000 par, 4.76%, due January 26, 2027	**	2,271,698
PNC Financial Services Group Inc.	$2,891,000 par, 5.07%, due January 24, 2034	**	2,916,143
Principal Life Global Funding II	$1,213,000 par, 1.38%, due January 10, 2025	**	1,133,650
Realty Income Corp.	$1,126,000 par, 4.85%, due March 15, 2030	**	1,127,970
Regal Rexnord Corp.	$557,000 par, 6.40%, due April 15, 2033	**	571,106
Regal Rexnord Corp.	$618,000 par, 6.05%, due April 15, 2028	**	627,403
Roche Holdings Inc.	$3,291,000 par, 2.31%, due March 10, 2027	**	3,058,979
Rogers Communications Inc.	$387,000 par, 4.55%, due March 15, 2052	**	325,305
Sabine Pass	$3,647,000 par, 5.75%, due May 15, 2024	**	3,667,947
San Diego Gas & Electric Co.	$1,455,000 par, 3.75%, due June 1, 2047	**	1,209,456
Saudi Arabian Oil Co.	$2,150,000 par, 3.50%, due April 16, 2029	**	2,015,367
Sempra Energy	$162,000 par, 6.00%, due October 15, 2039	**	173,497

Societe Generale	$2,279,000 par, 6.45%, due January 10, 2029	**	2,364,051
Societe Generale	$315,000 par, 4.03%, due January 21, 2043	**	231,761
Southern California Edison Co.	$574,000 par, 5.45%, due June 1, 2052	**	586,538
Southern California Gas Co.	$1,580,000 par, 3.20%, due June 15, 2025	**	1,524,570
Southern Co.	$1,363,000 par, 2.70%, due August 1, 2027	**	1,386,524
Southern Co.	$2,217,000 par, 5.70%, due October 15, 2032	**	2,363,452
Standard Chartered PLC	$2,786,000 par, 1.82%, due November 23, 2025	**	2,589,205
Sumitomo Mitsui Financial Group Inc.	$4,147,000 par, 5.52%, due January 13, 2028	**	4,279,000
Sumitomo Mitsui Financial Group Inc.	$998,000 par, 5.77%, due January 13, 2033	**	1,055,764
Sunoco Logistics Partner	$2,794,000 par, 4.00%, due October 1, 2027	**	2,675,917
Time Warner Cable	$459,000 par, 7.30%, due July 1, 2038	**	492,166
T-Mobile USA Inc.	$1,738,000 par, 3.88%, due April 15, 2030	**	1,627,778
T-Mobile USA Inc.	$923,000 par, 5.80%, due September 15, 2062	**	969,050
Toronto Dominion Bank	$5,422,000 par, 5.16%, due January 10, 2028	**	5,532,304
Toyota Motor Credit Corp.	$1,293,000 par, 3.65%, due August 18, 2025	**	1,264,475
Toyota Motor Credit Corp.	$3,554,000 par, 5.45%, due November 10, 2027	**	3,707,854
U.S. Bancorp	$3,866,000 par, 4.65%, due February 1, 2029	**	3,862,715
Union Electric Co.	$905,000 par, 3.90%, due April 1, 2052	**	780,308
UnitedHealth Group	$3,861,000 par, 5.88%, due February 15, 2053	**	4,420,844
Verizon	$3,326,000 par, 2.55%, due March 21, 2031	**	2,838,896
VMware Inc.	$1,375,000 par, 2.20%, August 15, 2031	**	1,089,748
WEC Energy Group Inc.	$2,373,000 par, 4.75%, due January 15, 2028	**	2,385,186
Wells Fargo & Co.	$1,092,000 par, 4.61%, due April 25, 2053	**	1,018,870
Wells Fargo & Co.	$670,000 par, 4.90%, due November 17, 2045	**	635,847
Westpac Banking Corp	$2,636,000 par, 5.46%, due November 18, 2027	**	2,746,889
Williams Partners	$4,015,000 par, 3.75%, due June 15, 2027	**	3,881,798
Total Corporate Bonds			308,219,608

Asset-Backed Securities
510 Asset Backed	$384,736 par, 2.24%, due June 25, 2061	**	355,964
Ally Auto Receivables Trust Series 19-4	$31,202 par, 1.84%, due June 17, 2024	**	31,164
Ally Auto Receivables Trust Series 19-4	$640,000 par, 1.92%, due January 15, 2025	**	634,373
American Credit Acceptance Receivables Trust	$662,584 par, 4.12%, due February 13 ,2026	**	658,139
Americredit Automobile Receivables Trust	$110,000 par, 0.66%, due December 18, 2024	**	109,744
Americredit Automobile Receivables Trust	$2,827,000 par, 4.81%, due July 18 ,2025	**	2,803,442
Americredit Automobile Receivables Trust	$579,000 par, 0.97%, due February 18, 2026	**	569,042
Americredit Automobile Receivables Trust	$913,000 par, 0.76%, due August 18, 2026	**	873,688
BA Credit Card Trust	$833,000 par, 0.34%, due May 15, 2026	**	801,032
BMW Vehicle Owner Trust 2020-A Series 20 A	$939,000 par, 0.62%, due April 26, 2027	**	899,239
Capital One Multi-Asset Execution Trust	$1,210,000 par, 1.39%, due July 15, 2030	**	1,047,817
Capital One Multi-Asset Execution Trust	$2,582,000 par, 3.49%, due May 15 ,2027	**	2,525,309
Capital One Multi-Asset Execution Trust	$864,000 par, 2.80%, due March 15, 2027	**	834,214
Capital One Prime Auto	$1,032,000 par, 0.77%, due September 15, 2026	**	976,406
Capital One Prime Auto	$14,408 par, 2.18%, due May 15, 2024	**	14,392
CarMax Auto Owner Trust	$1,171,000 par, 0.77%, due March 16, 2026	**	1,116,906
CarMax Auto Owner Trust	$1,194,000 par, 0.53%, due October 15, 2026	**	1,093,686
CarMax Auto Owner Trust	$1,468,000 par, 0.72%, due September 15, 2026	**	1,389,646
CarMax Auto Owner Trust	$1,558,000 par, 4.75%, due October 15, 2027	**	1,558,600
CarMax Auto Owner Trust	$1,835,000 par, 0.76%, due June 15, 2026	**	1,750,266
CarMax Auto Owner Trust	$2,255,000 par, 1.47%, due December 15, 2026	**	2,151,362

CarMax Auto Owner Trust	$360,943 par, 3.26%, due August 15, 2024	**	360,460
CarMax Auto Owner Trust	$707,186 par, 0.34%, due December 15, 2025	**	682,380
Carvana Auto Receivables Trust	$1,113,000 par, 0.70%, due November 10, 2026	**	1,049,860
Carvana Auto Receivables Trust	$309,776 par, 0.75%, due March 10, 2028	**	284,207
Carvana Auto Receivables Trust	$970,000 par, 1.03%, due June 10, 2027	**	854,494
Chase Issuance Trust	$1,781,000 par, 3.97%, due September 15, 2027	**	1,762,755
CPS Auto Receivables Trust	$1,456,573 par, 4.18%, due April 15 ,2030	**	1,445,411
Credit Acceptance Auto Loan Trust	$380,608 par, 1.37%, due July 16, 2029	**	377,329
Credit Acceptance Auto Loan Trust	$822,000 par, 1.26%, due October 15, 2030	**	776,420
Discover Card	$1,411,000 par, 1.03%, due September 15, 2028	**	1,258,215
Drive Auto Receivables Trust	$155,037 par, 2.28%, due August 17, 2026	**	153,739
Drive Auto Receivables Trust	$733,461 par, 0.79%, due October 15, 2025	**	729,072
Drive Auto Receivables Trust	$935,877 par, 1.02%, due June 15, 2027	**	917,130
DT Auto Owner Trust	$1,630,000 par, 1.02%, due May 15, 2026	**	1,561,534
DT Auto Owner Trust	$5,080,000 par, 5.48%, due April 15, 2027	**	5,078,720
DT Auto Owner Trust	$766,847 par, 0.56%, due September 15, 2025	**	757,006
DT Auto Owner Trust	$782,000 par, 5.19%, due October 16, 2028	**	780,980
Exeter Automobile	$1,477,000 par, 1.05%, due May 15, 2026	**	1,445,564
Exeter Automobile	$534,871 par, 0.68%, due July 15, 2025	**	533,260
Exeter Automobile	$856,751 par, 3.99%, due August 15 ,2024	**	855,408
Flagship Credit Auto Trust	$1,619,000 par, 5.38%, due December 15 ,2026	**	1,618,910
Flagship Credit Auto Trust	$583,847 par, 0.37%, due December 15, 2026	**	575,828
Ford Credit Auto Owner Trust	$1,156,000 par, 0.79%, due November 15, 2025	**	1,112,604
Ford Credit Auto Owner Trust	$1,323,000 par, 1.35%, due June 15, 2026	**	1,261,247
Ford Credit Auto Owner Trust	$1,638,000 par, 3.74%, due September 15 ,2026	**	1,610,735
Ford Credit Auto Owner Trust	$1,830,000 par, 0.51%, due August 15, 2026	**	1,706,506
Ford Credit Auto Owner Trust	$2,669,000 par, 1.53%, due May 15, 2034	**	2,382,673
Ford Credit Auto Owner Trust	$202,028 par, 1.04%, due August 15, 2024	**	200,263
Ford Credit Auto Owner Trust	$5,204,000 par, 4.48%, due December 15 ,2026	**	5,177,017
Ford Credit Auto Owner Trust	$748,000 par, 1.35%, due July 15, 2025	**	725,802
Ford Credit Floorplan Master Owner Trust	$1,550,000 par, 1.06%, due September 15, 2027	**	1,416,220
GLS Auto Receivables	$536,588 par, 0.77%, due September 15, 2025	**	532,835
GM Financial	$1,581,000 par, 5.19%, due March 16, 2026	**	1,583,016
GM Financial	$2,144,000 par, 4.66%, due February 16, 2028	**	2,145,589
GM Financial	$940,000 par, 1.17%, due June 12, 2034	**	835,037
GM Financial Consumer Automobile Receivables	$1,398,000 par, 0.54%, due May 17, 2027	**	1,302,594
GM Financial Consumer Automobile Receivables	$1,545,000 par, 0.50%, due February 17, 2026	**	1,452,928
GM Financial Consumer Automobile Receivables	$269,456 par, 1.49%, due December 16, 2024	**	266,457
GM Financial Consumer Automobile Receivables	$339,545 par, 1.84%, due September 16, 2024	**	337,908
GM Financial Consumer Automobile Receivables	$662,800 par, 0.45%, due April 16, 2025	**	650,388
GM Floorplan Owner Revolving Trust Series	$1,315,000 par, 0.68%, due August 15, 2025	**	1,283,466
Harley-Davidson Motorcycle	$1,400,000 par, 0.53%, due September 15, 2028	**	1,316,117
Harley-Davidson Motorcycle	$1,714,968 par, 0.37%, due April 15, 2026	**	1,664,222
Honda Auto	$363,337 par, 0.82%, due July 15, 2024	**	358,857
Honda Auto	$1,432,000 par, 0.88%, due January 21, 2026	**	1,363,242
Honda Auto	$1,922,000 par, 0.46%, due April 19, 2027	**	1,848,489

Hyundai Auto	$1,028,000 par, 1.03%, due December 15, 2027	**	944,359
Hyundai Auto	$1,160,000 par, 0.74%, due May 15, 2026	**	1,102,481
Hyundai Auto	$1,457,000 par, 4.38%, due October 15 ,2025	**	1,445,223
Hyundai Auto	$1,976,000 par, 0.38%, due January 15, 2026	**	1,898,589
Hyundai Auto Receivables Trust	$1,147,000 par, 1.41%, due June 15, 2026	**	1,108,807
Hyundai Auto Receivables Trust	$495,073 par, 1.41%, due November 15, 2024	**	489,071
Hyundai Auto Receivables Trust	$546,000 par, 2.22%, due October 15 ,2026	**	523,848
Mercedes Benz Auto Receivables Trust	$1,755,000 par, 5.21%, due August 16 ,2027	**	1,778,361
Nissan Auto Lease	$2,768,000 par, 4.91%, due January 15, 2026	**	2,762,897
Nissan Auto Receivables Owner Trust	$3,230,000 par, 0.33%, due October 15, 2025	**	3,105,997
Nissan Auto Receivables Owner Trust	$418,869 par, 1.38%, due December 16, 2024	**	413,780
Prestige Auto	$272,547 par, 0.55%, due September 16, 2024	**	272,041
Santander Consumer	$1,088,000 par, 0.48%, due June 15, 2026	**	1027267
Santander Consumer	$954,760 par, 0.33%, due October 15, 2025	**	938895
Santander Drive Auto Receivables Trust	$1,084,098 par, 4.05%, due July 15, 2025	**	1,081,137
Santander Drive Auto Receivables Trust	$1,398,000 par, 4.49%, due November 16, 2026	**	1,386,915
Santander Drive Auto Receivables Trust	$1,509,000 par, 4.72%, due June 15, 2027	**	1,499,123
Santander Drive Auto Receivables Trust	$1,675,000 par, 4.88%, due April 15, 2027	**	1,672,844
Santander Drive Auto Receivables Trust	$1,998,000 par, 4.96%, due November 15, 2028	**	1,979,496
Santander Drive Auto Receivables Trust	$2,035,000 par, 3.44%, due September 15 ,2027	**	1,979,286
Santander Drive Auto Receivables Trust	$610,000 par, 5.44%, due October 15, 2028	**	603,187
Santander Drive Auto Receivables Trust	$635,731 par, 1.01%, due January 15, 2026	**	628,760
Santander Drive Auto Receivables Trust	$683,000 par, 5.95%, due January 17, 2028	**	697,565
Toyota Auto Fixed	$1,106,000 par, 1.66%, due September 15, 2025	**	1,072,440
Toyota Auto Receivables Owner Trust	$1,230,000 par, 0.90%, due October 15, 2026	**	1,130,955
Toyota Auto Receivables Owner Trust	$1,446,000 par, 0.47%, due January 15, 2026	**	1,370,916
Toyota Auto Receivables Owner Trust	$306,101 par, 1.36%, due August 15, 2024	**	303,163
Toyota Auto Receivables Owner Trust	$502,000 par, 1.02%, due March 15, 2027	**	459,123
Toyota Auto Receivables Owner Trust	$669,000 par, 1.68%, due May 15, 2025	**	653,352
USAA Auto Owner Trust	$3,175,000 par, 4.86%, due November 16 ,2026	**	3,182,972
VCAT Asset Securitization LLC Series	$636,027 par, 2.29%, due December 26, 2050	**	608,218
Verizon Communications Inc.	$3,572,000 par, 0.50%, due May 20, 2027	**	3,372,825
Verizon Master Trust	$2,125,000 par, 3.67%, due January 22, 2029	**	2,082,121
Verizon Master Trust	$2,302,000 par, due July 20, 2027	**	2,272,282
Verizon Master Trust	$3,132,000 par, due January 22, 2029	**	3,131,388
Verizon Master Trust	$3,795,000 par, 1.04%, due January 20, 2027	**	3,723,508
Verizon Owner Trust	$3,179,000 par, 2.06%, due April 22 ,2024	**	3,173,178
Verizon Owner Trust	$385,854 par, 1.85%, due July 22, 2024	**	384,542
Volkswagen Auto	$1,566,000 par, 3.68%, due July 21, 2025	**	1,536,057
Volkswagen Auto	$1,892,000 par, 3.65%, due January 20, 2027	**	1,849,822
Volkswagen Auto	$465,294 par, 1.98%, due November 20, 2024	**	458,558
Volt CII LLC	$2,155,092 par, 1.87%, due August 25, 2051	**	1,909,407
Volt XCIV LLC	$1,023,484 par, 2.24%, due February 27, 2051	**	959,373
Westlake Automobile Receivables Trust	$1,577,000 par, 6.02%, due January 18, 2028	**	1,578,536
Westlake Automobile Receivables Trust	$2,221,252 par, 3.36%, due August 15, 2025	**	2,200,799
Westlake Automobile Receivables Trust	$293,000 par, 5.41%, due January 18, 2028	**	294,684
World Omni Auto Receivables Trust	$1,152,000 par, 0.61%, due October 15, 2026	**	1,073,784
World Omni Auto Receivables Trust	$283,006 par, 1.96%, due December 16, 2024	**	281,233
World Omni Auto Receivables Trust	$535,721 par, 0.48%, due November 17, 2025	**	520,772
World Omni Select	$210,229 par, 0.55%, due July 15, 2025	**	208,662

	World Omni Select	$42,053 par, 0.29%, due February 18, 2025	**	41,974
	Total Asset-Backed Securities			147,761,898

	Mortgage-Backed Securities
	510 Asset Backed	$1,871,006 par, 2.12%, due June 25, 2061	**	1,703,431
	Benchmark Mortgage Trust	$1,010,000 par, 0.00%, due December 1, 2057	**	890,042
	Benchmark Mortgage Trust	$1,215,000 par, 2.29%, due March 15, 2053	**	1,035,792
	Benchmark Mortgage Trust	$1,293,000 par, 2.03%, due October 15, 2053	**	1,069,779
	Benchmark Mortgage Trust	$1,484,000 par, 1.99%, due September 15, 2053	**	1,221,292
	Benchmark Mortgage Trust	$1,635,000 par, 1.97%, due January 15, 2054	**	1,341,511
	Benchmark Mortgage Trust	$474,000 par, variable rate, due August 15, 2054	**	393,193
	Benchmark Mortgage Trust	$941,000 par, 2.39%, due July 15, 2054	**	791,211
	Benchmark Mortgage Trust	$1,810,000 par, 2.64%, due April 15, 2054	**	1,545,312
	Citigroup Commercial Mortgage Trust	$816,000 par, 3.72% floating rate, due December 10, 2049	**	778,830
	Citigroup Commercial Mortgage Trust	$234,000 par, 3.78%, due September 10, 2058	**	226,435
	Citigroup Commercial Mortgage Trust	$1,143,000 par, 3.10%, due December 15, 2072	**	1,026,580
	Citigroup Commercial Mortgage Trust	$895,000 par, 3.15%, due November 15, 2049	**	833,839
	Commercial Mortgage	$1,116,000 par, 3.77%, due October 10, 2048	**	1,080,145
	Commercial Mortgage Bank	$521,000 par, 2.14%, due April 17, 2063	**	440,732
	Commercial Mortgage Bank	$888,000 par, 0.00%, due October 1, 2052	**	794,465
	Commercial Mortgage Trust	$927,366 par, 3.77%, due October 10, 2046	**	918,314
	Commercial Mortgage Trust	$97,977 par, 3.21%, due March 10, 2046	**	97,487
	CSAIL Commercial Mortgage Trust	$436,000 par, 3.33% floating rate, due June 15, 2052	**	397,088
	CSAIL Commercial Mortgage Trust	$531,000 par, 3.50%, due November 15, 2049	**	504,278
	CSMC	$758,532 par, 2.69%, due March 25, 2060	**	740,611
	CWMBS Inc. Mortgage Pass-through Series	$402,033 par, 6.00%, due December 25, 2033	**	384,567
	FREDDIE MAC STACR REMIC SERIES	$3,023,651 par, due November 25, 2041	**	2,987,760
	GS Mortgage Securities Trust	$299,542 par, 3.14%, due June 10, 2046	**	297,419
	GS Mortgage Securities Trust	$341,000 par, 3.44%, due November 10, 2049	**	322,755
	GS Mortgage Securities Trust	$519,000 par, 4.07%, due January 10, 2047	**	508,929
	GS Mortgage Securities Trust	$873,000 par, 2.91%, due February 13, 2053	**	782,395
	Legacy Mortgage Trust	$2,570,212 par, 1.75%, due April 25, 2061	**	2,419,606
	Legacy Mortgage Trust	$519,817 par, 1.65%, due June 25, 2061	**	474,871
	Mill City Mortgage	$586,735 par, 1.13%, due November 25, 2060	**	545,453
*	Morgan Stanley Bank of America Merrill Lynch	$1,239,000 par, variable rate, due February 15, 2048	**	1,194,139
*	Morgan Stanley Bank of America Merrill Lynch	$1,532,000 par, 3.73%, due May 15, 2048	**	1,479,454
	Preston Ridge Partners Series	$968,602 par, variable rate, due February 25, 2032	**	913,855
	Preston Ridge Partners Series Mortgage Trust	$416,042 par,variable rate, due June 25, 2024	**	384,011
	PRPM	$1,067,102 par, 1.32%, due July 25, 2051	**	959,328
	PRPM	$366,669 par, 2.12%, due March 25, 2026	**	347,346
	PRPM	$617,739 par, 2.36%, due October 25, 2026	**	579,803
	PRPM	$820,914 par, 1.87%, due April 25, 2026	**	771,151
	Residential Accredit Loans Inc.	$5 par, variable rate, due January 25, 2046	**	4
	VCAT	$290,770 par, 1.92%, due September 25, 2051	**	270,353
	Vericrest Opportunity Loan Transferee	$1,119,483 par, 1.89%, due February 27, 2051	**	991,051
	Volt	$868,112 par, 2.12%, due March 27, 2051	**	814,937
	Volt XCIII LLC	$541,536 par, variable rate, due March 27, 2051	**	486,577

	Volt XCVII	$1,170,108 par, variable rate, due April 25, 2051	**	1,059,428
	Wells Fargo Commercial Mortgage Trust	$1,195,000 par, 3.10%, due May 15, 2049	**	1,124,918
	Wells Fargo Commercial Mortgage Trust	$306,000 par, 4.44%, due September 15, 2061	**	300,671
	Wells Fargo Commercial Mortgage Trust	$338,000 par, 2.12%, due August 15, 2053	**	283,905
	Wells Fargo Commercial Mortgage Trust	$413,000 par, 3.81%, due December 15, 2048	**	399,884
	Wells Fargo Commercial Mortgage Trust	$530,000 par, 2.63%, due November 15, 2054	**	449,495
	Wells Fargo Commercial Mortgage Trust	$564,000 par, 4.00%, due April 15, 2055	**	531,046
	Wells Fargo Commercial Mortgage Trust	$880,000 par, 3.70%, due November 15, 2048	**	847,667
	Wells Fargo Commercial Mortgage Trust	$1,230,000 par, 3.63%, due November 15, 2047	**	1,188,856
	WFRBS Commercial Mortgage Trust	$68,662 par, 3.34%, due June 15, 2046	**	67,994
	Total Mortgage-Backed Securities			41,999,995

	Collective Investment Trusts / Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	750,525,951
	BlackRock Institutional Trust Company, N.A.	Intermediate Government Bond Index Non-Lendable Fund	**	302,237,215
	BlackRock Institutional Trust Company, N.A.	Long Term Government Bond Index Non-Lendable Fund	**	222,287,247
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	2,342,568,259
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	863,891,771
	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	851,276,168
	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	896,536,617
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	909,821,162
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	9,843,186,103
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	501,180,059
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	915,357,727
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non-Lendable Fund	**	1,159,910,250
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	231,717,444
	Global Trust Company	Altrinsic International Equity Collective Fund	**	737,255,617
	Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	374,467,526
	Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	357,659,684
	JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	251,617,217
	Principal Global Investors Trust Company	Global Property Securities Fund	**	386,679,059
	Prudential Trust Company	Core Plus Bond Fund	**	1,097,963,997
	Prudential Trust Company	Long Duration Credit Fund	**	755,227,721
	Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	366,287,902
	Reliance Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,504,741,427
	SEI Trust Company	AEW Global Properties Trust Fund	**	386,780,388
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	95,187,765
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	92,275,182
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	1,115,736,436
	SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	233,695,633
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	190,749,552
*	The Northern Trust Company	Collective Government Short Term Investment Fund	**	2,799,761
*	The Northern Trust Company	GQG Partners International Equity CIT Fund	**	1,076,702,162

*	The Northern Trust Company	The Collective First State Investments Global Listed Infrastructure Fund	**	190,708,495
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	336,538,841
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	97,478,997
	Total Collective Investment Trusts/Collective Trust Funds			29,441,049,335

	Total Investments			$35,611,558,392

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 8.50%, with various maturities		$1,125,958,080

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

June 27, 2023	By:	/s/ Adam Stavisky
Adam Stavisky Senior Vice President, US Benefits, Global People Walmart Inc.